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                          INDEPENDENT AUDITORS' CONSENT




To the Shareholders and Board of Directors of SG Cowen Large Cap Value Fund:

We consent to the incorporation by reference, in the Prospectus and Statement of Additional Information, of our report dated January 14, 2000, on the statement of assets and liabilities for the SG Cowen Large Cap Value Fund, Inc. (the Fund) as of November 30, 1999 and the related statement of operations, the statement of changes in net assets and the financial highlights for the year then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-30D.

We also consent to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Other Information" and "Financial Statements" in the Statement of Additional Information.



                                                                       KPMG LLP
New York, New York
March 22, 2000